SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-3A-2

                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935


                           TRANS-ELECT HOLDING COMPANY
                                TRANS-ELECT, INC.
                            TRANS-ELECT MICHIGAN, LLC
                 MICHIGAN TRANSCO HOLDINGS, LIMITED PARTNERSHIP
                 ----------------------------------------------


Trans-Elect Holding Company ("TE Holdings"), Trans-Elect, Inc. ("Trans-Elect"), Trans-Elect Michigan, LLC ("TE Michigan") and Michigan Transco Holdings, Limited Partnership ("Michigan Holdings") hereby file with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 2, this statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submit the following information:

     Item 1. Name, State of organization, location and nature of business of
     ------
claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

     TE Holdings is incorporated under the laws of the State of Michigan, with its principal corporate office at 1850 Centennial Park Drive, Suite 480, Reston, VA 20191. It is a holding company and neither owns nor operates any physical properties. The principal business of TE Holdings is to own Trans-Elect.

     Trans-Elect is incorporated under the laws of the State of Michigan. Trans-Elect is a holding company and neither owns nor operates any physical properties. Through its subsidiaries, Trans-Elect is in the business of acquiring, developing, and/or operating electric transmission assets or selling contractual transmission rights.

     Unless otherwise noted, the principal corporate office for TE Holdings, Trans-Elect, and Trans-Elect's subsidiaries is: 1850 Centennial Park Drive, Suite 480, Reston, VA 20191. The subsidiaries of Trans-Elect consist of the following:

     (a) TE Michigan, a holding company organized under the laws of the State of Michigan, is a wholly-owned subsidiary of Trans-Elect. TE Michigan neither owns nor operates any physical properties. The principal business of TE Michigan is as the sole General Partner of Michigan Holdings. Such general partnership interest entitles T-E Michigan generally to receive 15% of distributions following payment of preference distributions to the limited partner.

          (i) Michigan Holdings is a partnership organized under the laws of the State of Michigan. TE Michigan is the sole General Partner of Michigan Holdings. Michigan Holdings is a holding company the principal business of which is to hold the 100% single-member interest in Michigan Electric Transmission Company, LLC. Michigan Holdings neither owns nor operates any physical properties.

               (A) Michigan Electric Transmission Company, LLC ("METC") is a public utility company and a wholly-owned subsidiary of Michigan Holdings. METC is organized under the laws of the State of Michigan. Its principal offices are located at 540 Avis Drive, Suite H, Ann Arbor, Michigan 48108. METC, which has no generation or distribution assets and is not affiliated with a generating or distribution utility, is an electric transmission company providing transmission service on an open access basis wholly within the State of Michigan. The regulated electric transmission assets of Consumers Energy Company were transferred to METC on April 1, 2001, and on May 1, 2002, METC was sold to Michigan Holdings by Consumers Energy Company.

     (b) New Transmission Development Company ("NTD"), a transmission development non-utility holding company, is organized under the laws of the State of Delaware and is a wholly-owned subsidiary of Trans-Elect.

          (i) Trans-Elect NTD Holdings Path 15, LLC ("TE NTD Holdings Path 15") is a limited liability company organized under the laws of the State of Delaware to facilitate Trans-Elect's and other unaffiliated entities' investment in indirectly acquiring contractual transmission capacity rights in a regulated transmission line along Path 15 in central California (the "Path 15 Upgrade") along with Western Area Power Administration ("WAPA") and Pacific Gas & Electric Company. TE NTD Holdings Path 15 is a partially-owned subsidiary of NTD.

               (A) Trans-Elect NTD Path 15, LLC ("TE Path 15") is a wholly-owned subsidiary of TE NTD Holdings Path 15, organized under the laws of the State of Delaware. TE Path 15 holds contractual transmission-related capacity rights in, but does not own, operate or control, the Path 15 Upgrade. The Path 15 Upgrade is owned and operated by WAPA. TE Path 15 has made such contract rights available for service under the California Independent System Operator Corporation's open access transmission tariff.

     Item 2. A brief description of the properties of claimant and each of its
     ------
subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission,


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

and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     TE Holdings and its subsidiaries own no such properties, except as for the following electric transmission properties, which are owned by METC, the only public utility company directly or indirectly owned by TE Holdings, Trans-Elect, TE Michigan and Michigan Holdings:

     Virtually all of METC's properties are located within the State of Michigan. METC provides services for bulk transmission of power to sub-transmission systems and distribution systems, which in turn deliver electricity to retail customers. METC's physical transmission assets, which are located almost exclusively in Michigan's Lower Peninsula, include the following:

     o 1900 miles of 345 kV transmission lines, including towers, poles and conductors; and,
     o 3450 miles of 138 kV transmission lines, including towers, poles and conductors.

Transmission facilities owned by METC outside of the State of Michigan are limited to telemetry equipment in the Barton Lake area. METC also uses for monitoring purposes, but does not own or control, a substation in the Lake James area belonging to Northern Indiana Public Service Co. METC's total investment in this out-of-state property is approximately $25,000.

     In addition, METC has the following interconnections with other transmission systems located at or near the Michigan State line:

     o A 345 kV interconnection with Toledo Edison at 319a Riga Township, Lenawee County;
     o A 345 kV interconnection with Toledo Edison at 315b Erie Township, Monroe County;
     o A 345 kV interconnection with Toledo Edison at 315c Erie Township, Monroe County; and,
     o A 138 kV interconnection with Northern Indiana Public Service Co. at 83c Kinderhook Township, Branch County.

METC has numerous other interconnections within the State of Michigan with American Electric Power, Edison Sault and Detroit Edison, which other utilities then transmit power across the Michigan State line.

     METC owns no electric generation or distribution facilities and no natural or manufactured gas production, transmission or distribution facilities.

     Item 3. The following information for the last calendar year with respect
     ------
to claimant and each of its subsidiary public utility companies:

     a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.



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

     Not applicable.

     b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

     Not applicable.

     c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

     Not applicable.

     d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

     Not applicable.

     Item 4. The following information for the reporting period with respect to
     ------
claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     None of TE Holdings, Trans-Elect, TE Michigan and Michigan Holdings own any interests directly or indirectly in EWGs. TE Holdings and Trans-Elect indirectly own interests in the following foreign utility company:

     Name and Business Address: AltaLink, L.P. ("Altalink")
                                11th Floor
                                800 - 5th Avenue SW
                                Calgary, Alberta T2P 3T6

     Description of Facilities: The assets of AltaLink consist of more than 7,700 miles of high-voltage transmission lines and 260 substations with ratings from 69,000 to 500,000 volts, all located in the Province of Alberta, Canada, along with related land rights, control centers and other assets necessary or appropriate for the conduct of electric transmission operations.

     b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

     TE Holdings' and Trans-Elect's indirect ownership interest in AltaLink is held as follows. TEI Canada, Inc. ("TEI Canada"), a Delaware company, is a wholly owned subsidiary of Trans-Elect. TEI Canada wholly owns TE-TAU, Inc.


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

("TE-TAU"), a Delaware company, that wholly owns the Nova Scotia 3057246 ("Nova Scotia Company"), a Canadian Corporation. The Nova Scotia Company holds a direct fifty percent interest in both AltaLink Investment Management, LTD and AltaLink, LTD and 9.99 percent interest in AltaLink Investment LP, each of which directly own interests in AltaLink. As a result of the corporate structure and the ownership percentages at each company, TE-TAU indirectly holds a ten percent interest in AltaLink.

     c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

     The investments currently held by TE Holdings' and Trans-Elect's wholly owned subsidiaries in AltaLink are accounted for under the equity method of accounting. Contributions made, equity earnings recorded and distributions received are included on the Trans-Elect consolidated balance sheet. See Exhibit A.

     d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     As of December 31, 2004, the total equity in AltaLink of all partners was approximately $175,008,356 (CAD). AltaLink's net income for the twelve months ended December 31, 2004 was $18,397,934 (CAD).

     e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     Not applicable.



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


                                    EXHIBIT A


     The consolidating statement of income and surplus and balance sheet of TE Holdings, Trans-Elect, TE Michigan and Michigan Holdings for the year ended December 31, 2004 required to be filed as Exhibit A have not been finalized. When they are ready, copies of the financial statements will be filed with the Securities and Exchange Commission as an amendment to this filing.

     The above-named claimants have caused this statement to be duly executed on their behalf by its authorized officer on this 18th day of April, 2005.


Trans-Elect Holding Company                  Trans-Elect, Inc.


By:      /s/ Stephen A. Shulman              By:      /s/ Stephen A. Shulman
         ----------------------------                 --------------------------
Name:    Stephen A. Shulman                  Name:    Stephen A. Shulman
Title:   Managing Director and               Title:   Managing Director and
         Chief Financial Officer                      Chief Financial Officer


Trans-Elect Michigan, LLC
By:    Trans-Elect, Inc., as sole member


By:      /s/ Stephen A. Shulman
         ----------------------------
Name:    Stephen A. Shulman
Title:   Managing Director and
         Chief Financial Officer


Michigan Transco Holdings, Limited Partnership
By:  Trans-Elect Michigan, LLC, as General Partner
By:  Trans-Elect, Inc., as sole member


By:      /s/ Stephen A. Shulman
         ----------------------------
Name:    Stephen A. Shulman
Title:   Managing Director and
         Chief Financial Officer


Attest:

         /s/ Alan Freund
-----------------------------------
Name:    Alan Freund
Title:   Vice President and
         Chief Financial Officer





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

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:
Stephen A. Shulman
Managing Director and
 Chief Financial Officer
Trans-Elect, Inc.
1850 Centennial Park Drive
Reston, VA 20191














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

                                    EXHIBIT C
                              Organizational Chart

Trans-Elect Holding Company
     |
  Trans-Elect, Inc.
     |
     |- Trans-Elect Michigan, LLC
     |        |
     |        \- Michigan Transco Holdings, Limited Partnership
     |               |
     |               \- Michigan Electric Transmission Company, LLC
     |
     |- New Transmission Development Company
     |       |
     |       \- Trans-Elect NTD Holdings Path 15, LLC
     |              |
     |              \- Trans-Elect NTD Path 15, LLC
     |
     |- TEI Canada, Inc.
              |
              \- TE-TAU, Inc.
                    |
                    \- Nova Scotia 3057246
                          |
                          \- AltaLink Investment
                          |   Management, LTD ----------------|
                          |                                    |
                          \- AltaLink, LTD -------------------|
                          |                                    |
                          \- AltaLink Investment LP ----------|
                                                               |
                                                               \- AltaLink, L.P.




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